                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003
                       Commission File Number: __________


                            KINROSS GOLD CORPORATION
                 (Translation of registrant's name into English)

                  52ND FLOOR, SCOTIA PLAZA, 40 KING STREET WEST
                            TORONTO, ONTARIO M5H 3Y2
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                          Form 20-F      Form 40-F  X
                                   -----          -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted only to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted y Regulation S-T Rule 101(b)(7):_____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                    -----   -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

----------

                                      INDEX




Material Change Report dated April 7, 2003
  Which includes press release dated April 2, 2003.                3-10

Signature Page                                                     11







This Current Report on Form 6-K, dated April 7, 2003, is specifically incorporated by reference into Kinross Gold Corporation's Registration Statement on Form F-10 (Registration No. 333-102660), filed on January 22, 2003, as amended on January 29, 2003.

                             MATERIAL CHANGE REPORT


ITEM 1.   REPORTING ISSUER

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

ITEM 2.   DATE OF MATERIAL CHANGE

April 2, 2003

ITEM 3.   PRESS RELEASE

Press release was issued by Kinross in Toronto on April 2, 2003 with respect to the material change and filed via SEDAR.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

Kinross announced the Company's pro-forma share of reserves and resources as of December 31, 2002.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED PRESS RELEASE DATED APRIL 2, 2003.

ITEM 6. RELIANCE ON SECTION 75(3) OF THE SECURITIES ACT (ONTARIO) AND ANALOGOUS SECURITIES LEGISLATION OF EACH OF THE OTHER PROVINCES OF CANADA.

N/A

ITEM 7.   OMITTED INFORMATION

N/A

ITEM 8.   SENIOR OFFICER

          Ms. Shelley M. Riley
          Corporate Secretary
          Telephone: (416) 365-5198
          Facsimile: (416) 365-0237

ITEM 9.   STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.


DATED at Toronto this 7th day of April, 2003.


                                            KINROSS GOLD CORPORATION


                                            PER: Shelley M. Riley/
                                                 -----------------
                                                 Shelley M. Riley
                                                 Corporate Secretary

[LOGO] KINROSS
       GOLD CORPORATION


                KINROSS FOURTH ANNUAL EXPLORATION CONFERENCE CALL

                          RESERVE AND RESOURCE SUMMARY


APRIL 2, 2003, TORONTO, ONTARIO . . . KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") is pleased to announce that it will hold its 4th Annual Exploration Update Conference Call on Thursday, April 3, 2003 at 11:00 am EST. During the call, which is anticipated to be approximately 1.5 to 2.0 hours in duration, the Company will discuss the results of relevant exploration activities at nine of its producing gold mines and other properties, including:
Fort Knox, Round Mountain, Kettle River, Porcupine, Aquarius, Musselwhite, Kubaka, La Coipa and Refugio. Over 60 slides, available at WWW.KINROSS.COM, will be addressed by the various presenters followed by questions and answer periods held after each property presentation. Several of the presenters will be participating in the conference call from properties located in Alaska, Nevada, Washington and Chile.


Exploration activities form an integral component of Kinross' growth strategy, as the Company maintains its annual production profile of approximately two million gold equivalent ounces. The Company is focused on not only replacing reserves consumed by annual production but also on expanding its reserve base.

In 2003, Kinross plans to increase exploration spending to $21 million, up from the $12 million spent in 2002. Approximately $14.5 million of the total exploration budget in 2003 is expected to be spent on mine exploration activities with the reminder of the funds earmarked for green fields exploration.

THE EXPLORATION CONFERENCE CALL CAN BE ACCESSED BY DIALING:

         Toronto and overseas:              (416) 640-1907, or
         Toll-free within North America:     1-800-814-3911

A replay of the call can be heard from Thursday, April 3, 2003 at 2:00 pm EST to Thursday, April 10, 2003 at 11:59 pm EST by dialing:

         Toronto and overseas:              (416) 640-1917, passcode 244255#, or
         Toll-free within North America:     1-877-289-8525, passcode 244255#

The audio and slides will be available at www.kinross.com and the conference call will be archived at www.kinross.com.

To receive e-mail notification of Kinross conference calls, e-mail info@kinross.com or call Tracey Thom at (416) 365-1362.

                         RESERVES AND RESOURCES SUMMARY

The attached tables provide a summary of Kinross' pro-forma share of reserves and resources as of December 31, 2002. Total proven and probable reserves, at an assumed gold price of $300 per ounce, stand at 13.2 million ounces of gold and
32.4 million ounces of silver. As a result of the successful combination of the Company with TVX and Echo Bay, and the TVX Newmont Americas JV purchase, pro-forma proven and probable reserves at December 31, 2002 increased by 7.5 million ounces of gold. A further discussion regarding the proven and probable reserves was presented in the Company's March 4, 2003 press release.

Kinross' pro-forma share of measured and indicated resources, based on an assumed gold price of $325 per ounce, totaled 7.7 million ounces of gold and 4.2 million ounces of silver. Pro-forma inferred resources attributable to Kinross as of December 31, 2002 were over 5 million ounces of gold and almost 1 million ounces of silver.


                              OMOLON SHARE PURCHASE

Kinross has increased its ownership in Omolon Gold Mining Corporation ("Omolon") to 98.1% pursuant to the previously announced share purchase agreement. Omolon is the Russian company that operates the Kubaka mine located in far eastern Russia. Kinross ownership of Omolon has increased from 54.7% on December 31, 2002 to 98.1% and may increase to 100% later in 2003.



THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

--------------------------------------------------------------------------------

For additional information, e-mail info@kinross.com or contact:

ROBERT M. BUCHAN            GORDON A. MCCREARY VICE         CARL B. HANSEN
   PRESIDENT AND CHIEF         PRESIDENT CORPORATE             DIRECTOR INVESTOR
   EXECUTIVE OFFICER           AFFAIRS                         RELATIONS

Tel. (416) 365-5650           Tel. (416) 365-5132           Tel. (416) 365-5673


MINERAL RESERVE AND RESOURCE STATEMENT
PROVEN AND PROBABLE MINERAL RESERVES (1,3,5,6,7)
KINROSS GOLD CORPORATION'S PRO-FORMA SHARE AT DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------------------------
Property                  Location  Kinross           Proven                  Probable           Proven and Probable

                                    Interest  Tonnes   Grade   Ounces  Tonnes   Grade   Ounces  Tonnes   Grade   Ounces

                                      (%)     (,000)   (g/t)   (000s)  (,000)   (g/t)   (000s)  (,000)   (g/t)   (000s)
-----------------------------------------------------------------------------------------------------------------------
         GOLD
-----------------------------------------------------------------------------------------------------------------------
   NORTH AMERICA
     Fort Knox and area    USA       100.0%   58,414    0.84    1,571   38,744   0.89  1,107     97,158   0.86   2,678
     Round Mtn             USA        50.0%   42,893    0.59      815   44,247   0.74  1,060     87,141   0.67   1,874
     Porcupine JV (9,17)   Canada     49.0%    7,995    1.39      357   20,855   1.68  1,128     28,850   1.60   1,485
     Aquarius (13)         Canada    100.0%        -       -        -   15,900   2.33  1,189     15,900   2.33   1,189
     Musselwhite (17)      Canada     32.0%    2,804    5.67      511    1,008   4.81    156      3,812   5.44     667
     Lupin Mine            Canada    100.0%      765    8.09      199      440   9.40    133      1,205   8.57     332
     New Britannia         Canada     50.0%      131    4.63       20      953   4.50    138      1,084   4.52     158
     Kettle River          USA       100.0%       17    7.22        4        -      -      -         17   7.22       4
-----------------------------------------------------------------------------------------------------------------------
    SUBTOTAL                                 113,019    0.96    3,477  122,147   1.25  4,911    235,166   1.11   8,388
----------------------------------------------------------------------------------------------------------------------
   SOUTH AMERICA
     Brasilia (15)         Brazil     49.0%  156,457    0.43    2,163   24,402   0.43    337    180,859   0.43   2,500
     La Coipa (17)         Chile      50.0%   14,037    1.15      518    3,766   1.05    127     17,802   1.13     645
     Refugio               Chile      50.0%   11,275    0.96      347   12,280   0.91    359     23,555   0.93     706
     Crixas (16)           Brazil     50.0%    1,392    7.64      342      526   8.04    136      1,918   7.75     478
-----------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                                  183,161    0.57    3,370   40,974   0.73    959    224,135   0.60   4,329
-----------------------------------------------------------------------------------------------------------------------
   ASIA
     Kubaka                Russia     54.7%      920    4.46      132       33  22.62     24        953   5.09     156
-----------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                                      920    4.46      132       33  22.62     24        953   5.09     156
-----------------------------------------------------------------------------------------------------------------------
   AFRICA
-----------------------------------------------------------------------------------------------------------------------
     Blanket               Zimbabwe  100.0%    1,054    3.25      110    1,628   3.25    170      2,682   3.25     280
-----------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                                    1,054    3.25      110    1,628   3.25    170      2,682   3.25     280
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL GOLD                                   298,154    0.74    7,089  164,782   1.14  6,064    462,936   0.88  13,153
-----------------------------------------------------------------------------------------------------------------------


=======================================================================================================================
        SILVER
-----------------------------------------------------------------------------------------------------------------------
   SOUTH AMERICA
     La Coipa (17)         Chile      50.0%   14,037    58.3   26,295    3,766   47.4  5,743     17,802   56.0  32,038
-----------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                                   14,037    58.3   26,295    3,766   47.4  5,743     17,803   56.0  32,038
-----------------------------------------------------------------------------------------------------------------------
   ASIA
     Kubaka                Russia     54.7%      920    11.1      327       33   23.6     25        953   11.5     352
-----------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                                      920    11.1      327       33   23.6     25        953   11.5     352
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
TOTAL SILVER                                  14,957    55.4   26,622    3,799   47.2  5,768     18,756   53.7  32,390
-----------------------------------------------------------------------------------------------------------------------


MINERAL RESERVE AND RESOURCE STATEMENT
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE RESERVES) (2,3,4,6,7,8)
KINROSS GOLD CORPORATION'S PRO-FORMA SHARE AT DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
Property                    Location    Kinross             Measured                   Indicated            Measured and Indicated

                                        Interest    Tonnes   Grade   Ounces    Tonnes    Grade   Ounces    Tonnes    Grade   Ounces

                                          (%)       (,000)   (g/t)   (000s)    (,000)    (g/t)   (000s)    (,000)    (g/t)   (000s)
------------------------------------------------------------------------------------------------------------------------------------
GOLD
------------------------------------------------------------------------------------------------------------------------------------
   NORTH AMERICA
     Fort Knox and area (11)   USA       100.0%      3,879    0.81      101    17,788     1.07     611     21,667     1.02     712
     Round Mtn                 USA        50.0%        795    0.63       16     5,506     0.68     121      6,301     0.67     137
     Porcupine JV (9,10,17)    Canada     49.0%        588    2.62       49     6,242     1.68     337      6,829     1.76     386
     Musselwhite (17)          Canada     32.0%      1,049    6.24      211       771     6.40     159      1,820     6.31     369
     New Britannia             Canada     50.0%         25    3.81        3       766     4.79     118        790     4.76     121
     Kettle River (14)         USA       100.0%          -       -        -        22     5.71       4         22     5.71       4
     George-Goose Lake (13)    Canada    100.0%          -       -        -     3,010    11.61   1,124      3,010    11.61   1,124
     Delamar                   USA       100.0%        610    0.61       12     1,863     1.89     114      2,473     1.58     126
------------------------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                                          6,946    1.76      392    35,967     2.24   2,588     42,913     2.16   2,980
------------------------------------------------------------------------------------------------------------------------------------
   SOUTH AMERICA
     Brasilia (14,15)          Brazil     49.0%     14,700    0.46      217    69,580     0.38     850     84,280     0.39   1,067
     La Coipa (17)             Chile      50.0%        260    0.52        4       149     0.70       3        408     0.61       8
     Refugio (14)              Chile      50.0%      4,575    0.75      111    21,810     0.75     525     26,385     0.75     636
     Gurupi (13)               Brazil    100.0%          -       -        -    60,385     1.39   2,705     60,385     1.39   2,705
------------------------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                                         19,535    0.53      332   151,924     0.84   4,083    171,459     0.80   4,415
------------------------------------------------------------------------------------------------------------------------------------
   ASIA
     Kubaka (12)               Russia     54.7%        166   11.05       59         -        -       -        166    11.05      59
------------------------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                                            166   11.05       59         -        -       -        166    11.05      59
------------------------------------------------------------------------------------------------------------------------------------
   AFRICA
     Blanket                   Zimbabwe  100.0%          -       -        -       692     3.82      85        692     3.82      85
------------------------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                                              -       -        -       692     3.82      85        692     3.82      85
------------------------------------------------------------------------------------------------------------------------------------
   AUSTRALIA
     Norseman (13)             Australia 100.0%          -       -        -     2,150     2.68     185      2,150     2.68     185
------------------------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                                              -       -        -     2,150     2.68     185      2,150     2.68     185
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD                                          26,647    0.91      783   190,733     1.13  6, 941    217,380     1.11   7,724
------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================
SILVER
------------------------------------------------------------------------------------------------------------------------------------
NORTH AMERICA
     Delamar                   USA       100.0%        610    64.8    1,270     1,863     39.2   2,347      2,473     45.5   3,617
------------------------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                                            610    64.8    1,270     1,863     39.2   2,347      2,473     45.5   3,617
------------------------------------------------------------------------------------------------------------------------------------
SOUTH AMERICA
     La Coipa (17)             Chile      50.0%        260    35.1      293       149     29.9     143        409     33.2     436
------------------------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                                            260    35.1      293       149     29.9     143        409     33.2     436
------------------------------------------------------------------------------------------------------------------------------------
ASIA
     Kubaka (12)               Russia     54.7%        166    25.5      136         -        -       -        166     25.5     136
------------------------------------------------------------------------------------------------------------------------------------
   SUBTOTAL                                            166    25.5      136         -        -       -        166     25.5     136
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
TOTAL SILVER                                         1,036    51.0    1,699     2,012     38.5   2,490      3,048     42.7   4,188
------------------------------------------------------------------------------------------------------------------------------------

MINERAL RESERVE AND RESOURCE STATEMENT
INFERRED MINERAL RESOURCES
KINROSS GOLD CORPORATION'S PRO-FORMA SHARE AT DECEMBER 31, 2002
-------------------------------------------------------------------------------
Property                    Location      Kinross            Inferred

                                          Interest   Tonnes    Grade   Ounces

                                             (%)      (,000)   (g/t)   (,000)
-------------------------------------------------------------------------------
GOLD
-------------------------------------------------------------------------------
       NORTH AMERICA
-------------------------------------------------------------------------------
     Fort Knox (and area)      USA          100.0%     6,900    0.70      160
     Round Mtn                 USA           50.0%    19,500    0.40      270
     Porcupine JV              Canada        49.0%         -       -        -
     Aquarius                  Canada       100.0%       700    2.30       50
     Musselwhite               Canada        32.0%     1,100    7.40      270
     Lupin Mine                Canada       100.0%       300   10.40      100
     New Britannia             Canada        50.0%       500    5.00       80
     Kettle River              USA          100.0%       500   12.70      200
     George - Goose Lake       Canada       100.0%     1,200   11.90      460
     Delamar                   USA          100.0%         -       -        -
     Ulu                       Canada       100.0%     1,200   11.20      420
-------------------------------------------------------------------------------
   SUBTOTAL                                           31,900    2.00    2,010
-------------------------------------------------------------------------------

   SOUTH AMERICA
     Brasilia                  Brazil        49.0%    27,400    0.40      340
     La Coipa                  Chile         50.0%         -       -        -
     Refugio                   Chile         50.0%    53,400    0.80    1,390
     Crixas                    Brazil        50.0%         -       -        -
     Gurupi                    Brazil       100.0%         -       -        -
-------------------------------------------------------------------------------
   SUBTOTAL                                           80,800    0.70    1,730
-------------------------------------------------------------------------------
   ASIA
     Kubaka                    Russia        54.7%     1,100   11.90      420
-------------------------------------------------------------------------------
   SUBTOTAL                                            1,100   11.90      420
-------------------------------------------------------------------------------
        AFRICA
     Blanket                   Zimbabwe     100.0%     2,100    6.50      440
     Youga                     Burkino Faso  50.0%     6,800    2.80      610
-------------------------------------------------------------------------------
   SUBTOTAL                                            8,900    3.70    1,050
-------------------------------------------------------------------------------

   AUSTRALIA
     Norseman                  Australia    100.0%       200    6.20       40
-------------------------------------------------------------------------------
   SUBTOTAL                                              200    6.20       40
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
TOTAL GOLD                                           122,900    1.30    5,250
-------------------------------------------------------------------------------


===============================================================================
SILVER
-------------------------------------------------------------------------------
       NORTH AMERICA
     Delamar                   USA          100.0%         -       -        -
-------------------------------------------------------------------------------
   SUBTOTAL                                                -       -        -
-------------------------------------------------------------------------------

        SOUTH AMERICA
     La Coipa                  Chile         50.0%         -       -        -
-------------------------------------------------------------------------------
   SUBTOTAL                                                -       -        -
-------------------------------------------------------------------------------
        ASIA
     Kubaka                                  54.7%     1,100   25.00      900
-------------------------------------------------------------------------------
   SUBTOTAL                                            1,100   25.00      900
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
TOTAL SILVER                                           1,100   25.00      900
-------------------------------------------------------------------------------

NOTES TO THE MINERAL RESERVE AND RESOURCE STATEMENT

     (1) Unless otherwise noted, the Company's reserves are estimated using appropriate cut-off grades derived from an assumed gold price of US$ 300 per ounce, and a silver price of US$ 4.75 per ounce. Reserves are estimated using current and/or projected process recoveries, operating costs and mine plans that are unique to each property and include actual and/or assumed allowances for dilution and mining recovery.

     (2) Unless otherwise noted, the Company's resources are estimated using appropriate cut-off grades derived from an assumed gold price of US$ 325 per oz and a silver price of US$ 4.75 per oz.

     (3) The Company's reserves and resources as at December 31, 2002 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian Securities Administrator's National Instrument 43-101 ("the Instrument") requirements.

     (4) CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES. US Investors are advised that use of the terms "measured resource", "indicated resource " and "inferred resource" are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ALL OR ANY PART OF MINERAL DEPOSITS IN THESE CATEGORIES WILL EVER BE CONVERTED INTO RESERVES.

     (5) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.

     (6) Individuals supervising, preparing and otherwise responsible for the Company's reserve and resource estimates presented in this disclosure are listed in a separate table and meet the definition of a "qualified person" as described by the Instrument.

     (7) The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves and resources. Independent data verification has not been performed.

     (8) Resources, unlike reserves, do not have demonstrated economic viability. Resources have been estimated using reasonable and justifiable economic criteria, including a gold price of US$325 per ounce.

     (9) Includes the undeveloped Pamour deposit which is subject to permitting from Canadian authorities. The permits necessary to commence mining of the mineral reserves contained in the existing Pamour pit, north of highway 101, referred to as the phase one mine plan, have been maintained in good standing and require administrative reactivation. Additional permits are required to mine south of highway 101, which is outside the phase one mine plan. There is a high level of assurance that the project will receive all required permits for development.

     (10) Includes mineral resources from the undeveloped Owl Creek deposit which is subject to permitting from Canadian authorities.

     (11) Includes mineral resources from the undeveloped Gil and Ryan Lode deposits, both are part of the Fort Knox and area. The Company holds a 100% interest in the properties forming the Fort Knox and area except for the Gil property in which the Company holds an 80% interest.

     (12) Includes mineral resources from the undeveloped Birkachan deposit which is subject to permitting from Russian authorities.

     (13) Undeveloped property, development assumes successful permitting allowing mining operations to be conducted.

     (14) Resources at Brasilia, Refugio and Kettle River are estimated using a gold price of US$300 per ounce.

     (15) Operated by Rio Tinto plc.

     (16) Operated by AngloGold Ltd.

     (17) Operated by Placer Dome Inc.

MINERAL RESERVES AND RESOURCES
QUALIFIED PERSONS
------------------------------------------------------------------------------------------------------------------------------------
  Property     Primary        Company           Quals                    Secondary       Company           Quals
                 QP                                                          QP
------------------------------------------------------------------------------------------------------------------------------------
Fort Knox      T.Wilton       Kinross           PGeo                     V. Miller       Kinross           PE
Round Mtn      F.Fenne        Echo Bay Mines    PGeo                     R. Bullis       Echo Bay Mines    PGeo
Porcupine JV   A.Still        Placer Dome       PGeo                     J. Monaghan     Placer Dome       Chief Engineer
Musselwhite    A.Cheatle      Placer Dome       Chief Geo                R. Usher        Placer Dome       Chief Engineer
Lupin          R.A. Hureau    Echo Bay Mines    PGeo                     R. Bullis       Echo Bay Mines    PGeo
New Britannia  B. Lewis       TVX               PGeo                     M  Hodgson      TVX               Mgr. Tech Services
Kettle River   D.Hussey       Echo Bay Mines    PGeo                     R. Bullis       Echo Bay Mines    PGeo
Brasilia       M.A.Bareloch   Rio Tinto plc     Geologist                F. B.Marques    Rio Tinto plc     Geologist
La Coipa       J. Ochoa       Placer Dome       Chief Engineer AusIMM    M. Rubio        Placer Dome       Geologist AusIMM
Crixas         W. Yamaoka     AngloGold         Geologist                M  G de Simoni  AngloGold         Engineer
Kubaka         R. Falletta    Kinross           PE                       S. Anderson     Kinross           Mine Engineer
Blanket        M.Michaud      SRK               PGeo                     H. Waldeck      SRK               Principal Mining Engineer
------------------------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES


     Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   KINROSS GOLD CORPORATION



                                                   Signed:/Shelley M. Riley
                                                           ----------------
                                                           Corporate Secretary



April 7, 2003.